Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

(in thousands, except for ratio)	Year Ended December 31,
	2012	2011	2010	2009	2008
Computation of earnings
Pretax income (a)	$103,646	$106,428	$78,136	$44,033	$42,530
Add:
Interest expense on indebtedness	22,155	25,256	19,865	20,688	31,239
Amortization of debt issue costs	1,719	1,518	3,841	1,866	1,215
Interest portion of rent expense (b)	6,740	7,845	8,738	9,976	9,657
Distributed income of equity investees	24,353	17,831	8,412	2,358	23,308
Earnings	$158,613	$158,878	$118,992	$78,921	$107,949

Computation of fixed charges
Interest expense on indebtedness	$22,155	$25,256	$19,865	$20,688	$31,239
Amortization of debt issue costs	1,719	1,518	3,841	1,866	1,215
Interest portion of rent expense (b)	6,740	7,845	8,738	9,976	9,657
Fixed charges	$30,614	$34,619	$32,444	$32,530	$42,111

Ratio of earnings to fixed charges	5.18	4.59	3.67	2.43	2.56

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.